SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1) *

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

65345M108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒    Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345M108		13G
1.		Names of Reporting Persons Redpoint Omega II, L.P.
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,154,422 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,154,422 (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,154,422 (2)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 1.1% of Common Stock (2.8% of Class A Common Stock) (3)(4)
12.		Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Omega II, L.P. (“RO II”), Redpoint Omega Associates II, LLC (“ROA II”) and Redpoint Omega II, LLC (“RO II LLC,” together with RO II and ROA II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 4,154,422 shares of Class A Common Stock held by RO II. RO II LLC serves as the sole general partner of RO II and possesses power to direct the voting and disposition of the shares owned by RO II and may be deemed to have indirect beneficial ownership of the shares held by RO II. The information with respect to the beneficial ownership of the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 151,043,601 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2022.

(4)	Calculations of the percentage of total Common Stock beneficially owned is based on the total 369,562,896 shares of combined Class A and Class B Common Stock outstanding as of November 4, 2022.

CUSIP No. 65345M108		13G
1.		Names of Reporting Persons Redpoint Omega Associates II, LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 128,488 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 128,488 (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 128,488 (2)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.0% of Common Stock (0.1% of Class A Common Stock) (3)(4)
12.		Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 128,488 shares of Class A Common Stock held by ROA II. The managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by ROA II and may be deemed to have indirect beneficial ownership of the shares held by ROA II. The information with respect to the beneficial ownership of the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 151,043,601 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2022.

(4)	Calculations of the percentage of total Common Stock beneficially owned is based on the total 369,562,896 shares of combined Class A and Class B Common Stock outstanding as of November 4, 2022.

CUSIP No. 65345M108		13G
1.		Names of Reporting Persons Redpoint Omega II, LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,282,910 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,282,910 (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,282,910 (2)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 1.2% of Common Stock (2.8% of Class A Common Stock) (3)(4)
12.		Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 4,154,422 shares of Class A Common Stock held by RO II, and (ii) 128,488 shares of Class A Common Stock held by ROA II. RO II LLC serves as the sole general partner of RO II and the managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by RO II and ROA II and may be deemed to have indirect beneficial ownership of the shares held by RO II and ROA II. RO II LLC owns no securities of the Issuer directly. The information with respect to the beneficial ownership of the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 151,043,601 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2022.

(4)	Calculations of the percentage of total Common Stock beneficially owned is based on the total 369,562,896 shares of combined Class A and Class B Common Stock outstanding as of November 4, 2022.

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of Class A Common Stock of Nextdoor Holdings, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Nextdoor Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

420 Taylor Street
San Francisco, CA 94102

Item 2(a).	Name of Person(s) Filing:

Redpoint Omega II, L.P. (“RO II”)

Redpoint Omega Associates II, LLC (“ROA II”)

Redpoint Omega II, LLC (“RO II LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

2969 Woodside Road

Woodside, California 94062

Item 2(c).	Citizenship:

RO II is a Delaware limited partnership

ROA II is a Delaware limited liability company

RO II LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

65345M108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:
Item 4(b).	Percent of Class:
Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022:

Reporting Persons	Class A Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)(4)
RO II	4,154,422	4,154,422	4,154,422	4,154,422	1.1% of Common Stock (2.7% of Class A Common Stock)
ROA II	128,488	128,488	128,488	128,488	0.0% of Common Stock (0.1% of Class A Common Stock)
RO II LLC (2)	0	4,282,910	4,282,910	4,282,910	1.2% of Common Stock (2.8% of Class A Common Stock)

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2022.
(2)	RO II LLC serves as the sole general partner of RO II and the managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by RO II and ROA II and may be deemed to have indirect beneficial ownership of the shares held by RO II and ROA II. RO II LLC owns no securities of the Issuer directly.
(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 151,043,601 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2022.
(4)	Calculations of the percentage of total Common Stock beneficially owned is based on the total 369,562,896 shares of combined Class A and Class B Common Stock outstanding as of November 4, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

REDPOINT OMEGA II, L.P.
By its General Partner, Redpoint Omega II, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

REDPOINT OMEGA ASSOCIATES II, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

REDPOINT OMEGA II, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

Exhibit(s):	99.1: Joint Filing Statement

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